Mail Room 4561

      June 13, 2005

Mr. Michael Walsh
Chief Financial Officer
IQ Biometrix, Inc.
2000 Bridge Pkwy, Suite 201
Redwood Shores, CA 94538

	Re:	IQ Biometrix Inc.
		Amendment No. 4 to the Registration Statement on Form S-
4
		Filed June 8, 2005
		File No. 333-124027

Dear Mr. Walsh:

	Pursuant to our phone conversation on June 10, 2005, we have the following comments on your amended registration statement.
Comments
on your pro forma financial statements and related disclosure will be provided under separate cover, if necessary. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 4 to Form S-4

Material Tax Consequences, page 54

1. Please refer to prior comment 3. We note your added disclosure on pages 14 and 55 regarding the substance of the tax opinion provided by Reed Smith LLP. However, your summary of the material tax consequences of this merger, on both pages, continues to "assum[e] the merger qualifies as a reorganization." Your summary should not assume the tax consequence in issue. Please revise to state clearly that it is the opinion of counsel that this merger qualifies as a reorganization, rather than assuming it qualifies as such.


Selling Stockholders, page 99

2. Please refer to prior comment 4.  We note your disclosure on pages
9, 15, and 99 that "to the extent and Selling Stockholder is a broker-dealer under the federal securities laws, such Selling
Stockholder will be an underwriter."    The purpose of this
disclosure is unclear, given the disclosure in this section that none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers. Please advise or revise.

Exhibit 5.1

3. Please refer to prior comment 12. We note the substantial changes to your legal opinion filed with this amendment. However, the reference to "Offer to Exchange Shares of Common Stock for 5% Convertible Subordinated Notes due April 1, 2007" at the beginning of the opinion does not appear to apply to the transactions contemplated by this registration statement. The reference to "Exchange Securities" made in clause (d) of the third paragraph also does not appear to apply to these transactions. Please revise.

4. We note the addition of the statement "[t]he opinions expressed herein are limited in all respects to the General Corporation Law of the State of Delaware." Please confirm that you concur with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

5. Finally, we note the statement "[t]his letter is furnished to you for use in connection with the Registration Statement and is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied upon by any other person, without our express written permission." Similar to the objections raised in prior comment 15, it appears that counsel is disclaiming responsibility for its legal opinion, which is inappropriate, since investors are entitled to rely upon it. Please revise.

Exhibit 8.01

6. Please refer to prior comment 15. We note the statement "[t]his opinion is intended for the benefit of the Company, Parent, Merger Sub, and the Company Stockholders and may not be relied upon or utilized for any other purpose or by any other person and may not be made available to any other person or entity without our prior written consent." It appears that tax counsel Reed Smith continues to disclaim responsibility for its tax opinion, which is inappropriate, since investors are entitled to rely upon it. Please revise.

*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. Please ensure that your amendment is marked in accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Melissa Rocha at (202) 551-3854 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551- 3488 if you have any questions regarding comments on the financial statements or related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director


cc:	Via Facsimile (510) 273-8832			Via Facsimile (415)
495-
8901
	Donald C. Reinke, Esq.			Alisande M. Rozynko, Esq.
	Reed Smith LLP				The Crone Law Group LLP
	Telephone: (510) 466-6899			Telephone: (415) 495-
8900
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Michael Walsh
IQ Biometrix, Inc.
June 13, 2005
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